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Astris Energi Inc. · 6-K/A · For 07/27/05,  Filed On 07/28/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: July 27, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K/A · For 07/27/05, Filed On 07/28/05
Document 1 of 1 · 6-K/A · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K/A:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Letter of confirmation, dated July 27, 2005	3

EXHIBIT

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com
VIA ELECTRONIC TRANSMISSION

July 27, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: ASTRIS ENERGI INC.
Confirmation of Notice of Record and Meeting Date
______________________________________________________________________

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for Astris Energi
Inc.

            1. CUSIP - 045913 10 0
            2. Date Fixed for the Meeting - September 28, 2005
            3. Record Date For Notice - August 15, 2005
            4. Record Date For Voting - August 15, 2005
            5. Beneficial Ownership Determination Date - August 15, 2005
            6. Classes or Series of Securities that entitle the
              holder to receive Notice of the Meeting - Common Shares
            7. Classes of Series of Securities that entitle the
              holder to vote at the meeting - Common Shares
            8. Business to be conducted at the meeting - Non-Routine

Yours Truly,
EQUITY TRANSFER SERVICES INC.